

Rob Tovar · 3rd

Media | Events |Entertainment | Entrepreneur

Greater Chicago Area · 500+ connections · **Contact info**

 **2112 Creative Industry Incubator**

North Central College

Experience



Director The Hangar Film Stage | 2112 Incubator

2112 Creative Industry Incubator

Nov 2015 – Present · 4 yrs 3 mos

Chicago

OPERATIONS DIRECTOR for THE HANGAR film stage inside Knox and sales marketing for 2112.

Summary:

2112 is a 20,000 square foot business incubator focused on the development of start-ups in the fields of music, film/video, and entertainment technology. The incubator is located within Fort Knox Studios, a 160,000 square foot B2B creative ecosystem on Chicago's Northwest side that boasts 92 band rehearsal rooms, 6 recording studios, 3 live sound production c ...**see more**



Co-Founder

Fort Knox Network

Aug 2015 – Present · 4 yrs 6 mos

Chicago, Illinois

Broadcast media group

Co-Founder

Sterile-Environments Products

Jan 2012 – Present · 8 yrs 1 mo

Chicago, Illinois

 Electrostatic disinfection Flu...

Content Provider

Mancow Show

Oct 2012 – Jan 2018 · 5 yrs 4 mos

Greater Chicago Area

Content Provider/Producer for Mancow TV show which airs M-F 6-8am on WPWR My 50, with repeats at midnight. and Best of Mancow TV Mashup on FOX weekends at midnight check your local listings for channel and times. Broadcasted on Chicago's Classic Rock Station 97.9 The Loop FM a Cumulus Media company

 Good Morning Chicago Mancow Show

 SpeedRacer Car on MANCOW TV show

Vice President of National Sales
AnswersMedia
Oct 2013 – Jun 2015 · 1 yr 9 mos
Greater Chicago Area

Offering a full array of services from Creative, Digital, and Production;
There is little we can't do. From photo retouching to web design to full-scale broadcast
productions, we'll take you beyond your expectations. Please make sure and visit our new
website or better yet come on in for a tour of our new state of the art facility.

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Education

North Central College

American Airlines Academy
Aviation, Airframe, Powerplant, General Aviation: Avionics

AAA: Was the first school of it's kind to have a fully operational 727 for complete hands on in
this field of studies.

I was the tenth class to graduate through this program

Licenses & Certifications

Airframe & Powerplant Certificates in Aviation

Volunteer Experience

Volunteer
Aurora Interfaith Food Pantry
Jul 2009 · 1 mo
Poverty Alleviation

Rewarding! Seeing peoples faces light up as we provide grocery's so they can feed their
families and themselves is both a sad and happy. This is an issue in our country and people
should get more involved! please visit our website: http://www.aurorafoodpantry.org/

Skills & Endorsements

New Business Development · 75

Endorsed by **2 of Rob's colleagues at Caesars Entertainment Corporation**

Marketing · 99+

| Endorsed by **Frank Monroy and 11 others** who are highly skilled at this | Endorsed by **2 of Rob's colleagues at Caesars Entertainment Corporation** |

Procurement · 9

Max Brudvig and 8 connections have given endorsements for this skill

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